UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Business Update Press Release

On February 28, 2024, Polestar issued a press release announcing it had secured external funding under the Facilities Agreement (as described below) and giving a business update and announcing its outlook for the 2024 fiscal year. A copy of the press release is attached hereto as Exhibit 99.1.

Entry into Term Loan Facilities

On February 22, 2024, Polestar Automotive Holding UK PLC (“Polestar”), as Borrower, entered into the EUR 340,000,000 and USD 583,489,000 multicurrency green term loan facilities, (“Facility A” and “Facility B” respectively, and together, the “Facilities”) among, amongst others, the Original Lenders (as defined in the agreement (the “Facilities Agreement”)) and Standard Chartered Bank as security agent and agent (“Agent”). Polestar drew down on each of Facility A and Facility B on February 28, 2024. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Facilities Agreement.

The Facilities consist of two committed term loan facilities denominated in Euros and US Dollars, which are available for financing or refinancing of investments and expenditure incurred by Polestar and Group Members in the design, manufacturing, sales, and related administrative and operational activities of electric, hydrogen, or hybrid vehicles, including in each case by way of on-lending to, or equity injection into, any other Group Member; and/or payment of fees and expenses (including the funding of any Interest Reserve Amount) related to the Facilities. The Facilities will terminate on the date which is 36 Months after the Initial Utilisation Date, and provided that, if such date is not a Business Day, the Termination Date shall be the immediately preceding Business Day (the “Termination Date”), and the Facilities are required to be repaid on the Termination Date. Prior to the Termination Date Polestar may not reborrow any part of the Facilities, which has been repaid.

As of December 31, 2023, and (i) each date falling on the last day of each financial year thereafter, Polestar is required to ensure compliance with the Consolidated Revenue of the Group and the Capex Limit (subject to certain rollovers for unused amounts), undertakings set out in clause 22.2(a) of the Facilities Agreement; and (ii) each date falling on the last day of each financial quarter thereafter, Polestar is required to ensure compliance with the Group Cash, Group Cash Equivalent Investments and Available Credit available to any Group Member, the Consolidated Group Secured Financial Indebtedness, the Consolidated Group Financial Indebtedness and ratio of Consolidated Group Financial Indebtedness to Consolidated Group Assets undertakings set out in clause 22.2(a)-(e) of the Facilities Agreement.

The interest rate applicable to borrowings under Facility A is EURIBOR and subject to a zero floor plus 2.85% and Facility B is CME Term SOFR and subject to a zero floor plus 3.35%. The interest period of a Loan may be one (1), three (3) or six (6) Months or any period that the Agent (acting on the instructions of all Lenders), and default interest is calculated as an additional 2% on the overdue amount. Polestar may voluntarily prepay loans or reduce commitments under the Facilities, in whole or in part, subject to minimum amounts and subject to any Break Costs, with prior notice but without premium or penalty. Polestar may be required to prepay the loans on the occurrence of: (i) a change of control; (ii) illegality; (iii) certain disposals (subject to certain customary qualifications, exceptions and baskets).

Polestar’s obligations under the Facilities Agreement are guaranteed by Polestar Performance AB and secured by the Security Documents. Two indirect shareholders of Polestar provided Letters of Comfort. Zhejiang Geely Holding Group Co., LTD. (the Keepwell Provider) has entered into a Keepwell Deed in connection with the Facilities. The Facilities Agreement contains negative covenants, including, but not limited to a negative pledge and restrictions on the Obligors’ ability to make certain Disposal. The Facilities Agreement also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to premises and management.

The Facilities Agreement contains certain customary representations and warranties, subject to certain customary materiality, knowledge and other qualifications, exceptions and baskets, and with certain representations and warranties being repeated, including: (i) status; (ii) binding obligations; (iii) non-conflict with constitutional documents, laws or other obligations; (iv) power and authority; (v) validity and admissibility in evidence; (vi) governing law and enforcement; (vii) insolvency; (viii) deduction of tax; (ix) no filing or stamp duties; (x) no default (xi) no misleading information (xii) financial statements; (xiii) pari passu ranking; (xiv) no proceedings; (xv) no breach of laws; (xvi) environmental laws; (xvii) taxation; (xviii) anti-corruption and anti-money laundering; (xix) sanctions; (xx) good title to assets; (xxi) legal and beneficial ownership; (xxii) group structure chart; (xxiii) no adverse consequences; (xxiv) centre of main interest and establishments; (xxv) authorised signatories; and (xxvi) each green loan representation (not all of these repeat).

The Facilities Agreement provides that, upon the occurrence of an event of default, which is continuing, the Obligors’ obligations thereunder may be accelerated. Such events of default include the following events, subject to customary qualifications, exceptions, baskets and carve outs: (i) payment defaults on any amount payable by any Obligor or the Keepwell Provider pursuant to the Finance Documents (ii) a breach by an Obligor, the Keepwell Provider or a Subordinated Creditor of the terms of the Finance Documents; (iii) a misrepresentation by any Obligor, the Keepwell Provider or a Subordinated Creditor; (v) cross default for any financial indebtedness of any Group Member, Geely Automobile Holdings Limited, Geely International (Hong Kong) Limited, the Keepwell Provider or any other Obligor; (vi) if any insolvency or insolvency proceedings are entered into in respect of any Obligor, the Keepwell Provider and any Group Member; (vii) certain changes to the listing status of Polestar; and (viii) other customary events of default. The Facilities are governed by English law.

A copy of the Facilities Agreement is included in this Report on Form 6-K as Exhibit 10.1 and the foregoing description of the Facilities and the Facilities Agreement are qualified in its entirety by reference thereto.

Exhibit 10.1 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1*	Facilities Agreement by and among Polestar Automotive Holding UK PLC, Standard Chartered Bank and the Original Lenders named therein, dated February 22, 2024

99.1	Press Release of Polestar Automotive Holding UK PLC, dated February 28, 2024, titled “Polestar secures USD 1 billion external funding; business outlook confirmed”

*	Certain information has been redacted from this exhibit pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: February 28, 2024	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Per Ansgar
	Name:	Per Ansgar
	Title:	Chief Financial Officer